Gulfport Energy Corporation
3301 Quail Springs Parkway

Oklahoma City, Oklahoma 73134

(405) 252-4600

September 28, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner
Loan Lauren Nguyen
Irene Barberena-Meissner

Re:	Gulfport Energy Corporation and Co-Applicants
Application for Qualification of Indenture on
Form T-3 With Respect to 8.0% Senior 1145 Notes due 2026
File No. 022-29093

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to 8.0% Senior 1145 Notes due 2026, originally filed on May 10, 2021 (File No. 022-29093) (as amended) (the “Senior Notes Form T-3”), of Gulfport Energy Corporation (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Senior Notes Form T-3 to 4:00 p.m. Eastern Time, on September 30, 2021, or as soon as possible thereafter.

Please contact Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836 3647, as soon as the Senior Notes Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GULFPORT ENERGY CORPORATION

By:	/s/ Patrick Craine
Name:	Patrick Craine
Title:	Chief Legal and Administrative Officer

cc:	Michael W. Rigdon
Kirkland & Ellis LLP